FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the year ended December 31, 2003
ALGOMA STEEL INC.
(Registrant's name)
105 West Street
Sault Ste. Marie
Ontario, Canada P6A 7B4
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☐	Form 40-F ☒

 (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____.)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 20, 2004

ALGOMA STEEL INC.
(Registrant)

	By:	“Glen Manchester”
Glen Manchester
Vice President – Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Report for 2003.

99.2	Management Information Circular dated March 29, 2004.

99.3	Proxy Form for Annual Meeting of Shareholders on May 20, 2004.

99.4	Notice of Annual Meeting of Shareholders on May 20, 2004.